EXHIBIT 99.1

FOR FURTHER INFORMATION CONTACT:
Kay Osbourn
Chief Financial Officer
(512) 837-7100
PR@citizensinc.com

FOR IMMEDIATE RELEASE
May 7, 2012

Citizens, Inc. Reports First Quarter 2012 Results
Investor conference call scheduled for Tuesday, May 8, at 10 a.m. CDT

AUSTIN, TEXAS (May 7, 2012) – Citizens, Inc. (NYSE: CIA) reported results today for the first quarter ended March 31, 2012.

Rick D. Riley, Vice Chairman and President, said, “We are beginning the year of 2012 as expected, reporting stable and consistent earnings. These results are being driven by our seasoned blocks of traditional business. Net income for the quarter was $1.5 million, or $0.03 per diluted Class A share, compared to $1.6 million, $0.03 per diluted Class A share, for the three months of 2011. Operating income increased to $1.4 million compared to $1.2 million.”

THREE MONTHS ENDED MARCH 31,	2012	2011
(Unaudited, In thousands, except for per share amounts)		(As adjusted)
Premiums	$39,096	37,228
Net investment income	$7,577	7,300
Net realized investment gains	$98	19
Change in fair value of warrants	$36	399
Total revenue	$46,905	45,069
Net income applicable to common stock	$1,512	1,622
Net income per diluted share of Class A common stock	$0.03	0.03
Diluted weighted average shares of Class A
common stock	48,959	48,687

Operating income	$1,412	1,211

Riley added, “Our total revenue increased 4.1% for the three months driven by an increase of 5.0% in total premiums, which was largely due to the growth in renewal premiums.  Excluding the change in fair value of warrants, revenues increased 4.9% for the same period.  Investment income increased for the quarter, benefiting from bond mutual funds purchased in the latter part of 2011.  The increase in invested assets was offset by the low interest rate environment, as our portfolio yield decreased to 3.76% compared with 3.92% at year-end 2011.”

“Further, book value per share of Class A common stock increased 1.3% to $5.03 at March 31, 2012.  Book value was up $0.06 from December 31, 2011, due to fluctuations in the market values of bonds in our portfolio,” Riley said.

Riley commented, “The change in the fair value of warrants had a positive effect on net income of $36,000 and $399,000 for the first quarters of 2012 and 2011, respectively. The number of outstanding warrants was reduced substantially during 2011 and the 159,997 remaining warrants will either be exercised or expire this year, eliminating this consideration from net income going forward.”

Reconciliation of Net Income to Operating Income (a non-GAAP measure)
(Unaudited, In thousands, except for per share data)

THREE MONTHS ENDED MARCH 31,	2012	2011
		(As adjusted)
Net Income	$1,512	1,622

Items excluded in the calculation of operating income:
Net realized investment (gains) and losses	$(98)	(19)
Changes in the fair value of warrants	(36)	(399)
Pre-tax effect of exclusions	(134)	(418)
Tax effect at 35%	34	7
Operating income	$1,412	1,211

Non-GAAP Financial Measures - The table above reconciles Net Income to Operating Income. Operating Income is a "Non-GAAP" financial measure that is widely used in our industry to evaluate the performance of underwriting operations. Operating Income excludes the Fair Value Changes of Warrants and the after-tax net effects of Net Realized Investment Gains and Losses. We believe it presents a useful view of the performance of our insurance operations. While we believe disclosure of certain Non-GAAP information is appropriate, you should not consider this information without also considering the information we present in accordance with GAAP.

RECENT ACCOUNTING STANDARD ADOPTION

On January 1, 2012, the Company retrospectively adopted the revised accounting guidance for accounting for costs associated with acquiring or renewing insurance contracts (“DAC”).  These amended accounting rules are intended to address the diversity among insurers in identifying costs that meet the accounting criteria of DAC.  Throughout this document, certain prior period numbers have been restated to reflect the retrospective adoption of the accounting standard.  The effects of this adoption in our deferred acquisition costs as of December 31, 2011, resulted in a decrease in the stockholders’ equity balance by $7.6 million, the DAC asset and deferred taxes decreased by $11.8 million and $4.1 million, respectively.  For the three months ended March 31, 2011, net income was reduced by a total of $0.2 million, with minimal impact per diluted share of Class A common stock.

INSURANCE OPERATIONS

t
Life Insurance – Our Life Insurance segment primarily issues ordinary whole life insurance in U.S. Dollar-denominated amounts to foreign residents in approximately 30 countries through approximately 2,300 independent marketing consultants, and domestically through almost 300 independent marketing firms and consultants throughout the United States.

o
Premiums – Life insurance premium revenues increased for the first quarter of 2012, due to higher international renewal premiums, which have experienced strong persistency.  First year premiums decreased in the current year, which we believe was primarily due to reduced sales activity related to preparation throughout our marketing system for an agent convention held in April.  In addition, most of our life insurance policies contain a policy loan provision that allows the policyholder to utilize cash value of a policy to pay premiums and keep policies in force. The policy loan asset balance in the life insurance segment increased 2.8% from year-end 2011 and increased 11.3% from first quarter 2011.

o
Benefits and expenses – Life insurance benefits and expenses increased for the first quarter 2012 compared to the same period in 2011, primarily due to increases in claims, surrenders and policy benefit reserves.  Endowment products require accumulation of higher reserve balances on the front end when compared to whole life products. Commission expense decreased from the prior year as renewal premiums, which have lower commission rates, comprised a larger percentage of total premiums this year.

t
Home Service – Our Home Service Insurance segment provides pre-need and final expense ordinary life insurance and annuities to middle and lower income individuals primarily in Louisiana, Mississippi and Arkansas.  Our policies in this segment are sold and serviced through funeral homes and a home service marketing distribution system utilizing approximately 530 employees and independent agents.

o
Premiums – Home service premiums increased 2.0% from first quarter 2011, primarily due to premiums from a small block of business we acquired in the latter part of 2011 that is not included in results for the first three months of 2011.

o
Benefits and expenses – Home service benefits and expenses decreased by 3.9% for the first quarter 2012.  Claims and surrenders were down 11.9% from 2011 reported amounts as we released $500,000 of incurred but not reported liability based upon our claims experience calculation.

INVESTMENTS

t	Invested assets – Total invested assets decreased slightly from year-end 2011 as cash balances increased due to proceeds from calls of bonds.

o	Fixed maturity securities represented 88.1% of the portfolio at March 31, 2012, compared with 88.4% at year-end 2011.
o	Equity security holdings increased slightly to $46.7 million at March 31, 2012 from $46.1 million at year-end 2011 due to increases in fair value.
o
Cash and cash equivalents represented 6.8% of total cash, cash equivalents and invested assets at March 31, 2012, up from 3.8% at year-end 2011, reflecting the timing of calls and reinvestment. A portion of that cash balance was pending long term investment at March 31, 2012.

t
Investment income – Net investment income increased slightly for the quarter ended March 31, 2012 compared to the same period in 2011.  The gains were primarily due to dividend income from bond mutual funds purchased in the last half of 2011.  The policy loan asset balance increased by 2.8% in 2012, resulting in an increase in policy loan income, a component of investment income.

o	Yield – During 2012, average invested assets decreased slightly and average yield decreased to 3.76% compared with 3.92% at year-end 2011.
o	Duration – The average maturity of the fixed income bond portfolio was 12.9 years with an estimated effective maturity of 5.9 years as of March 31, 2012.

INVESTOR CONFERENCE CALL

On Tuesday, May 8, Citizens will host a conference call to discuss operating results at 10 a.m. Central Time.  The conference call will be hosted by Rick D. Riley, Vice Chairman and President, Kay Osbourn, Chief Financial Officer, and other members of the Company’s management team.  To participate, please dial 888-637-2456 and ask to join the Citizens, Inc. call.  We recommend accessing the call three to five minutes before the call is scheduled to begin.  A recording of the conference call will be available on Citizens' website at www.citizensinc.com in the Investor Information section under News Release & Publications following the call.

ABOUT CITIZENS, INC.

Citizens, Inc. is a financial services company listed on the New York Stock Exchange under the symbol CIA.  The Company utilizes a three-pronged strategy for growth based upon worldwide sales of U.S. Dollar-denominated whole life cash value insurance policies, life insurance product sales in the U.S. and the acquisition of other U.S. based life insurance companies.

SAFE HARBOR

Information herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by words such as “may,” “will,” “expect,” “anticipate” or “continue” or comparable words. In addition, all statements other than statements of historical facts that address activities that the Company expects or anticipates will or may occur in the future are forward-looking statements.  Readers are encouraged to read the SEC reports of the Company, particularly its Form 10-K for the fiscal year ended December 31, 2011, its quarterly reports on Form 10-Q and its current reports on Form 8-K, for the meaningful cautionary language disclosing why actual results may vary materially from those anticipated by management.  The Company undertakes no duty or obligation to update any forward-looking statements contained in this release as a result of new information, future events or changes in the Company’s expectations.  The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Comprehensive Income
(In thousands, except per share amounts)

	Three Months Ended March 31,
	2012		2011*
	(Unaudited)
Revenues:
Premiums:
Life insurance		$37,406		35,611
Accident and health insurance		413		372
Property insurance		1,277		1,245
Net investment income		7,577		7,300
Realized investment gains, net		98		19
Decrease in fair value of warrants		36		399
Other income		98		123
Total revenues		46,905		45,069

Benefits and expenses:
Insurance benefits paid or provided:
Claims and surrenders		14,754		14,879
Increase in future policy benefit reserves		14,141		12,318
Policyholders’ dividends		1,874		1,662
Total insurance benefits paid or provided		30,769		28,859
Commissions		8,664		9,072
Other general expenses		6,616		6,403
Capitalization of deferred policy acquisition costs		(5,939)		(6,641)
Amortization of deferred policy acquisition costs		4,126		4,238
Amortization of cost of customer relationships acquired		576		647
Total benefits and expenses		44,812		42,578
Income before income tax expense		2,093		2,491
Income tax expense		581		869
Net income		1,512		1,622

Per Share Amounts:
Basic earnings per share of Class A common stock	$0.03		0.03
Basic earnings per share of Class B common stock	$0.02		0.02
Diluted earnings per share of Class A common stock	$0.03		0.03
Diluted earnings per share of Class B common stock	$0.02		0.01

Other comprehensive income:
Unrealized gains on available-for-sale securities:
Unrealized holding gains arising during period		2,561		1,626
Reclassification adjustment for gains included in net income		(86)		(19)
Unrealized gains on available-for-sale securities, net		2,475		1,607
Income tax expense on unrealized gains on available-for-sale securities		(896)		(562)
Other comprehensive income		1,579		1,045
Comprehensive Income		$3,091		2,667

*Certain prior period amounts have been restated to reflect the retrospective adoption of revised accounting guidance for accounting for costs associated with deferred acquisition costs.

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Financial Position
(In thousands)

	March 31, 2012	December 31, 2011*
	(Unaudited)
Assets:
Investments:
Fixed maturities available-for-sale, at fair value	$497,977	514,253
Fixed maturities held-to-maturity, at amortized cost	239,040	227,500
Equity securities available-for-sale, at fair value	46,723	46,137
Mortgage loans on real estate	1,546	1,557
Policy loans	40,170	39,090
Real estate held for investment	8,574	8,539
Other long-term investments	112	105
Short-term investments	2,030	2,048
Total investments	836,172	839,229
Cash and cash equivalents	61,096	33,255
Accrued investment income	8,853	7,787
Reinsurance recoverable	9,594	9,562
Deferred policy acquisition costs	126,333	124,542
Cost of customer relationships acquired	27,373	27,945
Goodwill	17,160	17,160
Other intangible assets	899	906
Federal income tax receivable	-	901
Property and equipment, net	7,810	7,860
Due premiums, net	8,671	9,169
Prepaid expenses	1,234	396
Other assets	852	800
Total assets	$1,106,047	1,079,512
 (Continued)

*Certain prior period amounts have been restated to reflect the retrospective adoption of revised accounting guidance for accounting for costs associated with deferred acquisition costs.

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Financial Position, Continued
(In thousands)

	March 31, 2012	December 31, 2011*
	(Unaudited)
Liabilities:
Future policy benefit reserves:
Life insurance	$711,148	697,502
Annuities	48,119	47,060
Accident and health	5,556	5,612
Dividend accumulations	10,864	10,601
Premiums paid in advance	26,276	25,291
Policy claims payable	9,070	10,020
Other policyholders’ funds	8,832	8,760
Total policy liabilities	819,865	804,846
Commissions payable	2,442	2,851
Current federal income tax payable	396	-
Deferred federal income taxes	14,201	13,940
Payable for securities in process of settlement	7,546	-
Warrants outstanding	415	451
Other liabilities	9,981	9,382
Total liabilities	854,846	831,470
Commitments and contingencies
Stockholders’ equity:
Common stock:
Class A common stock	258,616	258,548
Class B common stock	3,184	3,184
Accumulated deficit	(20,339)	(21,851)
Accumulated other comprehensive income:
Unrealized gains on securities, net of tax	20,751	19,172
Treasury stock, at cost	(11,011)	(11,011)
Total stockholders’ equity	251,201	248,042
Total liabilities and stockholders’ equity	$1,106,047	1,079,512

*Certain prior period amounts have been restated to reflect the retrospective adoption of revised accounting guidance for accounting for costs associated with DAC.